Exhibit 99.1

Wheaton Precious Metals Announces the Acquisition of Existing Streams from Orion Mine Finance Including the Platreef and Kudz Ze Kayah Projects, and Enters into a New Stream on the Curraghinalt Project

VANCOUVER, BC, Nov. 15, 2023 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce Wheaton and its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("Wheaton International") have entered into a definitive agreement with certain entities advised by Orion Resource Partners ("Orion") to acquire existing streams in respect of Ivanhoe Mines' Platreef Project (the "Platreef Streams") and BMC Minerals' Kudz Ze Kayah Project (the "Kudz Ze Kayah Streams"). In addition, Wheaton International has entered into a new precious metals purchase agreement for a gold stream in respect of Dalradian Gold's Curraghinalt Project (the "Curraghinalt Stream").

"The acquisition of these diverse, high-quality streams fits seamlessly into our portfolio of high-margin, low-cost assets, with near-term production from Platreef significantly adding to our already robust growth profile," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "This Project has been significantly de-risked given the advancement of construction and development and is forecast to deliver significant precious metals production to Wheaton, commencing next year. We are also very impressed with Ivanhoe's progress in working with the community and other stakeholders as it rapidly advances the Project towards production."

Closing of the acquisition of the Platreef, Kudz Ze Kayah and Curraghinalt Streams is subject to typical terms and conditions and anticipated to occur within the fourth quarter of 2023 or early first quarter of 2024.

Transaction Details

(All values in US$ unless otherwise noted)

•	Consideration: Wheaton and Wheaton International will pay up to a total upfront cash consideration of $530 million as follows:
•	$450 million will be paid to Orion on the closing of the acquisition of the Platreef Streams and Kudz Ze Kayah Streams, with an additional $5 million contingency payment in respect of the Kudz Ze Kayah Stream; and
•	$20 million will be paid to an affiliate of Dalradian Gold on an early deposit basis relative to the Curraghinalt Stream, with an additional $55 million being paid during construction of the Curraghinalt Project, subject to various customary conditions being satisfied.

Platreef Project (majority owned by Ivanhoe Mines, the "Platreef Streams")

•	Location: Located approximately 280 kilometres ("km") north-east of Johannesburg, in the Limpopo province of South Africa
•	Streamed Metals:
•	Under the Platreef Project gold stream agreement, Wheaton International will be entitled to purchase 62.5% of the payable gold until a total of 218,750 ounces ("oz") of gold has been delivered to Wheaton International under the gold stream[1], at which point Wheaton International will be entitled to purchase 50% of the payable gold production until a total of 428,300 oz of gold has been delivered to Wheaton International under the gold stream, at which point Wheaton International will be entitled to purchase 3.125% of the payable gold production if certain conditions are met.
•	In addition, under the Platreef Project palladium and platinum streams agreement, Wheaton International will purchase 5.25% of the payable palladium and platinum until a total of 350,000 oz of combined palladium and platinum have been received, at which point the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 oz have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met.
•	Production Profile[2]: Attributable production is forecast to average over 13,000 oz of gold and 8,500 oz of each of palladium and platinum per year for the first ten years of production, increasing to over 24,000 oz of gold and 13,500 oz of each palladium and platinum per year for the following ten years of production.
•	Production Payments:
•	Under the Platreef Project gold stream agreement, Wheaton International will make ongoing payments for the gold ounces delivered equal to $100/oz until a total of 428,300 oz of gold have been delivered under the gold stream, increasing to 80% of the spot price of gold thereafter.
•	Under the Platreef Project palladium and platinum streams agreement, Wheaton International will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter.
•	Incremental Reserves and Resources[2]:
•	The addition of the Platreef gold stream will increase Wheaton's total estimated Proven and Probable gold reserves by 0.67 million ounces ("Moz"), Measured and Indicated gold resources by 0.07 Moz, and Inferred gold resources by 0.13 Moz.
•	The addition of the Platreef palladium stream will increase Wheaton's total estimated Proven and Probable palladium reserves by 0.35 Moz, Measured and Indicated palladium resources by 0.01 Moz, and Inferred palladium resources by 0.02 Moz.
•	The addition of the Platreef platinum stream will increase Wheaton's total estimated Proven and Probable platinum reserves by 0.34 Moz, Measured and Indicated platinum resources by 0.01 Moz, and Inferred platinum resources by 0.02 Moz.
•	Other Considerations:
•	The Platreef Project is fully permitted and currently under construction, with commercial production expected in Q4 2024.
•	Sustainability Considerations:
•	Ivanhoe signed an offtake agreement with the Mogalakwena Local Municipality (MLM) to provide local, treated water to supply the bulk water needed for Platreef's construction and operations. Recycling locally treated water is a cost-effective and sustainable approach to securing water for the mine's production.
•	In conformance with South Africa's mining laws, the ownership structure at the Platreef Project includes a 26% interest transferred to a B-BBEE special purpose vehicle, comprised of 3% local non-managerial employees, 3% local entrepreneurs and 20% in a trust established for the benefit of the 20 communities that surround the Platreef Project area (The Bonega Communities Trust).
•	The site has secured options to use electricity generated from renewable energy and liquefied natural gas, providing a reliable source of energy with fewer carbon dioxide emissions than South Africa's coal-fired national electrical grid.
•	The Platreef Streams provide certain corporate guarantees and security over assets of the Platreef Project until certain conditions are met.

Kudz Ze Kayah Project (owned by BMC Minerals, the "Kudz Ze Kayah Streams")

•	Location: Located in the northern Pelly Mountains, 115 km southeast of the Ross River in south central Yukon, Canada.
•	Streamed Metals: Under the Kudz Ze Kayah Streams and dependent on the timing of deliveries, the Company will be entitled to purchase: staged percentages of payable gold and payable silver ranging from 6.875% to 7.375% until 330,000 oz of gold and 43,300,000 oz of silver are produced and delivered, reducing to a range of 5.625% to 6.125% until a further 59,800 oz of gold and 7,958,000 oz of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 oz of gold and 35,342,000 oz of silver are produced and delivered (for a total of 660,000 oz of gold and 86,600,000 oz of silver), and thereafter ranging between 6.25% and 6.75%.
•	Production Profile[2]: Life of mine annual attributable production is forecast to average approximately 1,700 oz of gold and 230,000 oz of silver.
•	Production Payments: Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price.

Incremental Reserves and Resources2:

•	The addition of the Kudz Ze Kayah gold stream will increase Wheaton's total estimated Proven and Probable gold reserves by 0.05 Moz, Measured and Indicated gold resources by 0.01 Moz, and Inferred gold resources by 0.002 Moz.
•	The addition of the Kudz Ze Kayah silver stream will increase Wheaton's total estimated Proven and Probable silver reserves by 5.0 Moz, Measured and Indicated silver resources by 1.4 Moz, and Inferred silver resources by 0.2 Moz.
•	Permitting Status:
•	The project received approval from the Yukon Environment and Socio-economic Assessment Board ("YESAB") in June 2022. Two provincial permits are outstanding being the water mining license and the quartz mining license.
•	Wheaton has agreed to pay to Orion an additional $5 million contingency payment if certain conditions are achieved.
•	There is an ongoing lawsuit between the Kaska Nation and the governments of Yukon and Canada over the government's decision to approve the environmental and socio-economic assessment, with the Kaska Nation arguing the governments did not reasonably consult with First Nations. The Yukon Supreme Court heard the case in April 2023 and a judgment is expected by the end of 2023.
•	Other Considerations:
•	Under the existing Kudz Ze Kayah Stream, BMC Minerals has a buyback option to repurchase 50% of the gold and silver streams for a period of 30 days after June 22, 2026, for $36 million.
•	The Kudz Ze Kayah Streams provide certain corporate guarantees and security over assets of the Kudz Ze Kayah Project until certain conditions are met.

Curraghinalt Project (owned by Dalradian Gold Limited, the "Curraghinalt Stream")

•	Location: Located approximately 115 km west of Belfast, in Northern Ireland, United Kingdom.
•	Streamed Metal: Under the Curraghinalt Stream, Wheaton International will purchase 3.05% of the payable gold until 125,000 oz of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine.
•	Production Profile[2]: Attributable production is forecast to average approximately 4,400 oz of gold per year for the first ten years of production, averaging approximately 3,200 oz of gold per year life of mine.
•	Production Payments: Wheaton International will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the uncredited deposit is reduced to nil and 22% of the spot price of gold thereafter.
•	Incremental Reserves and Resources[2]: The addition of the Curraghinalt stream will increase Wheaton's total estimated Proven and Probable gold reserves by 0.08 Moz and Inferred gold resources by 0.07 Moz.
•	Other Considerations:
•	The Curraghinalt Project is in the final stages of the permitting process, with the forecasted 2-year construction period anticipated to commence in 2025.
•	In the event of a change of control, Dalradian may purchase one-third of the Curraghinalt stream from Wheaton until the earlier of January 1, 2027, or first production.
•	Dalradian and certain of its subsidiaries will provide Wheaton International with corporate guarantees and certain other security over their assets.
•	Once the complete financing package has been finalized, the stream percentages will be subject to increases in the event that the existing stream held by Wheaton International is subordinated to debt.
•	Sustainability Considerations:
•	Dalradian has submitted a planning application detailing its approach to environmental protection and providing benefits to the local community.
•	The Curraghinalt mine design features a reverse osmosis water treatment plant, a dry stack tailings facility and a commitment to carbon neutrality (supported by a supply of 100% renewable electricity). Dalradian expects to hire 90% of its staff from the local area. This will be supported with an investment of £15 million towards a training program over the initial three years to assist local people to qualify for positions at the mine.

Financing the Transactions

As at September 30, 2023, the Company had approximately $834 million of cash on hand, which when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and the strength of our ongoing operating cash flows, positions the Company well to fund the acquisition of the Platreef, Kudz Ze Kayah and Curraghinalt streams, as well as all outstanding commitments and known contingencies, and provides flexibility to acquire additional accretive mineral stream interests.

_____________________
[2] Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with Platreef, Kudz Ze Kayah and Curraghinalt, including accompanying footnotes.

About Wheaton Precious Metals

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

About Orion

Orion is an $8.2 billion (as of June 30, 2023) global asset management firm that specializes in institutional investment strategies in precious and base metals and minerals, many of which are currently leveraged to stimulus and infrastructure spend and the push to decarbonize. Headquartered in NYC and with offices in Denver, London, and Sydney, Orion includes a team of 80 professionals with backgrounds in metals finance, physical metals logistics and sales, and in-house technical professionals responsible for risk assessment and portfolio management. For more information visit www.orionresourcepartners.com

Attributable Gold Mineral Reserves and Mineral Resources - Platreef Project

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz

Proven	0.0	0.00	0.00
Probable	69.8	0.30	0.67
P&P	69.8	0.30	0.67
Measured	0.0	0.00	0.00
Indicated	7.9	0.26	0.07
M&I	7.9	0.26	0.07
Inferred	15.8	0.26	0.13

Attributable Platinum & Palladium Mineral Reserves and Mineral Resources - Platreef Project

Category	Tonnage	Grade		Contained
	Mt	Pt g/t	Pd g/t	Pt Moz	Pd Moz
Proven	0.0	0.0	0.0	0.00	0.00
Probable	5.5	1.9	2.0	0.34	0.35
P&P	5.5	1.9	2.0	0.34	0.35
Measured	0.0	0.0	0.0	0.00	0.00
Indicated	0.3	1.5	1.5	0.01	0.01
M&I	0.3	1.5	1.5	0.01	0.01
Inferred	0.5	1.4	1.5	0.02	0.02

Notes on Platreef Project Mineral Reserves & Mineral Resources:
1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
	b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Ivanhoe report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Platreef Project Mineral Reserves are reported as of January 26, 2022 and Mineral Resources as of January 28, 2022.
7.	Platreef Project Mineral Reserves are reported above declining NSR cut-offs of between $155 and $80 per tonne assuming $1,600 per ounce platinum, $815 per ounce palladium, $1,300 per ounce gold, $1,500 per ounce rhodium, $8.90 per pound nickel and $3,00 per pound copper.
8.	Platreef Project Mineral Resources are reported above a 2.0 grams per tonne 3PE + Au (platinum, palladium, rhodium and gold) cut-off.
9.	The Platreef PMPA provides that Ivanhoe will deliver gold equal to 62.5% of the payable gold production until 218,750 ounces of gold are delivered and 50% until 428,300 ounces of gold are delivered, then 3.125% thereafter if certain conditions are met, and 5.25% of the platinum and palladium until 350,000 ounces are delivered and 3.0% until 485,115 ounces are delivered, then 0.1% thereafter if certain conditions are met. Attributable gold reserves and resources have been calculated on the 62.5% / 50% / 3.125% basis and attributable platinum and palladium on the 5.25% / 3.0% / 0.1% basis.

Attributable Gold and Silver Mineral Reserves and Mineral Resources - Kudz Ze Kayah Project

Category	Tonnage	Grade		Contained
	Mt	Au g/t	Ag g/t	Au Moz	Ag Moz
Proven	0.0	0.00	0.0	0.00	0.0
Probable	1.1	1.32	137.5	0.05	5.0
P&P	1.1	1.32	137.5	0.05	5.0
Measured	0.0	0.00	0.0	0.00	0.0
Indicated	0.2	1.64	186.4	0.01	1.4
M&I	0.2	1.64	186.4	0.01	1.4
Inferred	0.04	1.18	143.4	0.002	0.2

Notes on Kudz Ze Kayah Project Mineral Reserves & Mineral Resources:
1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
	b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. BMC report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Kudz Ze Kayah Project Mineral Reserves are reported as of June 30, 2019 and Mineral Resources as of May 31, 2017.
7.	Kudz Ze Kayah Project Mineral Reserves are reported above an NSR cut-off of CAD$29.30 per tonne for open pit and CAD$173.23 per tonne for underground.
8.	Kudz Ze Kayah Project Mineral Resources are reported above an NSR cut-off of CAD$25 per tonne for open pit and CAD$95 per tonne for underground.
9.	The Kudz Ze Kayah PMPA provides that BMC will deliver gold and silver at a range of percentages. The Company has assumed a later production start with gold and silver equal to 7.375% of the payable production until 24,338 ounces of gold and 3,193,375 ounces of silver are delivered, then 6.125% until 28,000 ounces of gold and 3,680,803 ounces of silver are delivered, then 5.5% until 42,861 ounces of gold and 5,624,613 ounces of silver are delivered and 6.75% thereafter for the life of the mine. Attributable gold and silver reserves and resources have been calculated on the 7.375% / 6.125% / 5.5% / 6.75% basis.

Attributable Gold Mineral Reserves and Mineral Resources - Curraghinalt Project

Category	Tonnage	Grade	Contained
	Mt	Au g/t	Au Moz
Proven	0.002	9.14	0.001
Probable	0.37	6.43	0.08
P&P	0.37	6.45	0.08
Inferred	0.19	12.24	0.07

Notes on Curraghinalt Project Mineral Reserves & Mineral Resources:
1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
	a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
	b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering), both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Dalradian report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Curraghinalt Project Mineral Reserves are reported as of February 25, 2022 and Mineral Resources as of May 10, 2018.
7.	Curraghinalt Project Mineral Reserves are reported above a 3.0 grams per tonne gold cut-off.
8.	Curraghinalt Project Mineral Resources are reported above a 5.0 grams per tonne gold cut-off.
9.	The Curraghinalt PMPA provides that Dalradian will deliver gold equal to 3.05% of the payable gold production until 125,000 ounces of gold are delivered and 1.5% thereafter for the life of the mine. Attributable gold reserves and resources have been calculated on the 3.05% / 1.5% basis.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to payments by Wheaton and Wheaton International of a total of up to $455 million to Orion and the satisfaction of each party's obligations in accordance with the acquisition of the Platreef Streams and Kudz Ze Kayah Streams, statements with respect to payments by Wheaton International of a total of $75 million and the satisfaction of each party's obligations in accordance with the Curraghinalt Stream, the receipt by Wheaton International of gold, platinum and palladium production in respect of the Platreef Streams, the receipt by Wheaton of gold and silver production in respect of the Kudz Ze Kayah Streams, the receipt by Wheaton International of gold production in respect of the Curraghinalt Stream, the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at mineral stream interests owned by Wheaton (the "Mining Operations"), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company's common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton's production and cash flow profile, projected changes to Wheaton's production mix, the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company's business structure, the Company's assessment of taxes payable and the impact of the CRA Settlement, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company's assessment of the impact of any tax reassessments, the Company's intention to file future tax returns in a manner consistent with the CRA Settlement, the Company's climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks relating to the satisfaction of each party's obligations in accordance with the terms of the acquisition of the Platreef Streams and Kudz Ze Kayah Streams, risks relating to the satisfaction of each party's obligations in accordance with the terms of the Curraghinalt Stream, risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton's interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton's acquisition strategy and other risks discussed in the section entitled "Description of the Business - Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payments by Wheaton and Wheaton International of up to a total of $455 million to Orion and the satisfaction of each party's obligations in accordance with the acquisition of the Platreef Streams and Kudz Ze Kayah Streams, the payment by Wheaton International of a total of $75 million and the satisfaction of each party's obligations in accordance with the Curraghinalt Stream, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company's common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company's common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by,  Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-announces-the-acquisition-of-existing-streams-from-orion-mine-finance-including-the-platreef-and-kudz-ze-kayah-projects-and-enters-into-a-new-stream-on-the-curraghinalt-project-301989818.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2023/15/c7947.html

%CIK: 0001323404

For further information: Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com; Media Contact, Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: simona.antolak@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 17:56e 15-NOV-23